CC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68546

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CC Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__3 Landmark Square - 5th Floor__
(No. and Street)

Stamford	CT	06901-2512
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Miller	917-710-5598	amiller@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RW Group, LLC__
(Name – if individual, state last, first, and middle name)

P.O. Box 114	Landenberg	PA	19350-0114
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Miller , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CC Securities, LLC , as of 12/31 , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature: _Andrew Miller_

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CC SECURITIES, LLC

CONTENTS
December 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CC Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement financial condition of CC Securities, LLC, as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CC Securities, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CC Securities, LLC's management. Our responsibility is to express an opinion on CC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as CC Securities, LLC's auditor since 2019.
Landenberg, Pennsylvania
February 14, 2025

P.O. Box 114 ● Landenberg ● Pennsylvania ● 19350-0114

Phone: 610-713-8208 ● www.rwgroupllc.com

CC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS		
Cash and cash equivalents	$	847,990
Fees receivable		1,574,112
Prepaid expenses and other assets		36,422
	$	2,458,524
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,569,932
Due to parent		112,943
Due to affiliate		19,211
Total liabilities		1,702,086
Member's equity		756,438
	$	2,458,524

See accompanying notes to financial statement.

CC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2024

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1. Nature of business and summary of significant accounting policies

Nature of Business

CC Securities, LLC (the "Company") was formed in Delaware in December 2009 and is located in New York. The Company completed its registration as a broker-dealer in April 2011 with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of The CenterCap Group, LLC (the "Parent"). The Company is a strategic and financial advisory firm, which provides mergers and acquisitions, private placement and capital raising advisory services to middle market companies and fund managers across the real estate industry.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. Fees receivable were approximately $860,000 as of December 31, 2023. Fees receivable were approximately $1,574,000 as of December 31, 2024.

Allowance for credit losses
The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") for certain financial assets measured at amortized cost to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. For the year ended December 31, 2024, the Company wrote off one receivable. Management does not believe that any additional allowance is required as of December 31, 2024.

CC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2024

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1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"), as amended. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. At times significant judgement may be required to determine the transaction price or the timing of revenue recognition. A degree of judgement was applied by the Company when continuing to evaluate the amounts and timing of revenue recognized, associated with a receivable which was initially recorded at the present value of a series of contractual payments.

The Company earns investment banking revenue primarily from fees associated with providing strategic advisory and capital raising services to private and public companies in the real estate industry.

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) and is based on either the transaction value or a fixed fee pursuant to a written agreement.

For certain advisory contracts, a retainer may be paid to the Company and the revenue is recognized over time when certain performance obligations are simultaneously provided by the Company and consumed by the customer based on the terms of the contract and customary business practices. The transaction price or amount of revenue recognized is the amount of consideration to which the Company expects to be entitled to in exchange for transferring the promised services noted in the written agreements with its customers.

Revenue for capital raising transactions is generally recognized on the closing date of the transaction under the terms of the agreement when the underlying transaction is completed and the fee is contingent on either the amount of capital raised or the transaction value.

The Company's revenues are earned pursuant to either fixed price contracts or variable priced contracts, or a combination of both. In all cases, transaction fees are contingent on a transaction closing and proceeds changing hands. Generally, the Company's advisory transaction fees are payable pursuant to variable or fixed priced contracts and the Company's capital raising transaction fees are payable pursuant to variable priced contracts.

The Company earns supervision fees for providing oversight to the securities activities of registered representatives. These revenues are generally recognized monthly as supervisory performance obligations are satisfied.

Significant Judgements

Revenue from contracts with customers includes fees from placement and marketing fee revenues from raising capital. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

CC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2024

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1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company, a limited liability company, has elected to be treated as a partnership under the applicable provisions of income tax laws. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to city income taxes and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax returns.

The Company follows an asset and liability to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets.

This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

For the year ended December 31, 2024, the Company had no provision for income taxes. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2021.

CC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2024

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1. Nature of business and summary of significant accounting policies (continued)

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize all leases with a term greater than 12 months on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This guidance is effective for years beginning after December 15, 2018, with early adoption permitted. ASU 2016-02 did not have a material impact to the Company's financial statement and related disclosures.

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

2. Cash and cash equivalents and concentration of credit risk

The Company considers bank money market accounts and money market mutual funds to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

The Company maintains its cash balances in two financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

3. Related party transactions

Expense Sharing Agreement and Due to Parent

Pursuant to an expense sharing agreement, the Company's Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, personnel, payroll taxes and other general and administrative services. As of December 31, 2024, the amount due by the Company to the Parent was approximately $113,000 is classified as Due to parent in the Statement of Financial Condition.

CC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2024

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3. Related party transactions (continued)

Due to affiliate

During the year ended December 31, 2024, the Company received approximately $19,000 from a customer of the Company that is also a customer of CenterCap Advisors, LLC, an affiliate (the "Affiliate") of the Company through common ownership by the Company's Parent. As of December 31, 2024, the amount due by the Company to the Affiliate was approximately $19,000 and is classified as Due to affiliate in the Statement of Financial Condition. The approximately $19,000 was paid in full by the Company to the Affiliate in January 2025.

4. Concentration of fees receivable

As of December 31, 2024, 99% of the fees receivable were due from two customers.

5. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer and provides mergers and acquisitions, private placement and capital raising advisory services as an agent. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note [6]), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment revenue and expenses are in line with what is in the Company's statement of income and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's statements of financial condition.

6. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was approximately $450,000, which was approximately $337,000 in excess of its minimum requirement of approximately $113,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934. The Company does not hold customers' cash or securities and therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

CC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2024

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8.   Subsequent Events

Management of the Company has evaluated all subsequent transactions through February 14, 2025, the date the financial statement was available to be issued. It has been determined that there are no subsequent events that require recognition or disclosure in the accompanying financial statement.